Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

RESPONSE TO MEDIA COVERAGE

Brisbane, Australia. 19 May 2008. On 17 May 2008 an article was published by The Australian on an insider trading probe being conducted by the Australian Securities & Investments Commission (ASIC) with respect to the trading in shares of Progen Pharmaceuticals Limited (Progen).

As the Company whose shares are the subject of ASIC’s investigation, Progen have been assisting ASIC with their investigation for some time.

At this time Progen is not in a position to comment further.

Enquiries regarding the nature of this investigation should be directed to ASIC.

Progen Information:

Linton Burns, Company Secretary

Progen Pharmaceuticals Limited

T: +61 7 3842 3333

E: lintonb@progen-pharma.com